Apextalk Holdings, Inc.
637 Howard St
San Francisco, CA 94105

February 3, 2009

Via EDGAR and FedEx
Mr. Larry Spirgel
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Apextalk Holdings, Inc.
Amendment No. 3 to Form S-1
Filed January 20, 2009
File No. 333-153838

Dear Mr. Spirgel:

We are in receipt of your comment letter dated January 30, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Products and Services, p. 14

1.	Please update the following disclosure on page 14:

“Media Tracker,” “Promotional Minute,” and “Virtual Office” are finished with their developed stage and will be launched at the beginning of December 2008.”

“We expect that “Media Tracker,” “Promotional Minute,” and “Virtual Office” will be able to generate revenue after December 1, 2008.”

Answer:    Please note that the S-1 has been revised as follows:

“Media Tracker,” “Promotional Minute,” and “Virtual Office” have finished with their developed stage and have been launched on December 1, 2008.

After the launch, the “Promotional Minute” program has been sold to 6 customers and generated $2,994 during the month of December 2008. The “Media Tracker,” and “Virtual Office” have not generated revenue during the month of December 2008.

2.
We note your response to comment four from our letter dated January 5, 2009. It would appear that the agreement with Chunghwa Telecom may be a material contract. Please either include it as an exhibit to your registration statement or tell us in your response that you are not substantially dependent upon the contract. See Item 601(b)(10) of Regulation S-K.

Answer:     Please note that the Chunghwa Telecom agreement has previously been filed as an exhibit to amendment number 3 to the Form S-1 filed on January 20, 2009.

Executive Compensation, p. 22

3.
We note your response to comment eight from our letter dated January 5, 2009 and your revised disclosure. We further note that Mr. Micky Siu accrued $1,150 in salary in 2008. However, you state on page 23 that no amounts have been accrued to directors at this time. Please explain the discrepancy.

Answer:     Please note that the S-1 has been revised to disclose that the amounts accrued by the directors will be paid when the company becomes profitable.

Very truly yours,

Apextalk Holdings, Inc.

By:	/s/ Tony Lee
Tony Lee
Chief Executive Officer